Peter B. Sayre Senior Vice President and Principal Accounting Officer 100 Mulberry Street, Newark NJ 07102-2917 Tel 973 802-6309 Fax 973 802-9065

September 7, 2012

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, DC 20549

RE:

Prudential Financial, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 24, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012

Filed May 4, 2012

File No. 001-16707

Dear Mr. Rosenberg:

We received your letter dated August 2, 2012, setting forth comments of the staff of the Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 (the “March 2012 Form 10-Q”). For your convenience, we have included the staff’s comments below along with our responses.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

Industry Trends, page 83

1.

You state that the low interest rate environment has impacted the profitability of certain products you offer and returns on your investments. Please provide us proposed disclosure to be included, in MD&A, in future periodic reports that discloses the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about the amount you expect to have to reinvest new cash flows or to reinvest at lower rates, or information about the amount of products you are committed at guaranteed rates is necessary to understand these effects, please include these amounts and their effects in your proposed disclosure to the extent known.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

September 7, 2012

Response:

Assuming no change in facts requiring different disclosure, the Company proposes to include disclosure to the following effect in future periodic filings, beginning with its Form 10-Q for the quarterly period ended September 30, 2012:

The low interest rate environment in the U.S. has resulted in our current reinvestment yields being lower than the overall portfolio income yield, primarily for our investments in fixed maturity securities and commercial mortgage loans. With the Federal Reserve Board’s decision to keep interest rates low through at least 2014, our portfolio income yields are expected to continue to decline in future periods.

Within our domestic Financial Services Businesses, financial results of business with long-duration contracts with fixed and guaranteed crediting rates, or floors that limit crediting rate reductions, are most impacted by a prolonged low interest rate environment. Also impacted are financial results of business with long duration products that do not have stated crediting rate guarantees but for which underlying assets may have to be reinvested at interest rates that are lower than portfolio rates, such as group annuities, structured settlements and term insurance.

For the domestic Financial Services Businesses’ general account, we expect approximately 10% of the fixed maturity securities and commercial mortgage loans to mature annually through 2014. The domestic Financial Services Businesses’ general account has approximately $xxx billion of such assets (based on net carrying value) as of [quarter end date]. As these assets mature, the current average portfolio income yield of approximately 5% is expected to decline due to reinvesting in a lower interest rate environment.

In order to mitigate the unfavorable impact that the current interest rate environment has on our net interest margins for our domestic Financial Services Businesses, we have been proactive and disciplined in our asset-liability management, which includes our duration management and crediting rate strategies. Prudential’s interest rate exposure is also mitigated by its business mix, as we have limited exposure to long-term care business and fixed annuities, and universal life represents a small portion of our individual life business in force. In addition, within our Retirement business, a substantial portion of our stable value account values have very low crediting rate floors.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

September 7, 2012

Our Japanese insurance operations have experienced a prolonged low interest rate environment for many years. These operations issue recurring payment and single premium products that are denominated in both Japanese yen and U.S. dollars, as well as fixed annuity products that are denominated in U.S. dollars. For the Japanese yen-denominated products, the exposure to decreased interest rates is limited as our Japanese insurance operations have considered the prolonged low interest rate environment in product pricing, and a rigorous asset-liability management program, which includes our duration management and crediting rate strategies, further limits our exposure. For the U.S. dollar-denominated recurring payment products, our exposure to low interest rates in the U.S. is also limited by our asset-liability management program. For the U.S. dollar-denominated single premium and fixed annuity products, the risk of reduced interest rates is limited, as these products are re-priced regularly to reflect current market interest rates.

Results of Operations for the Financial Services Businesses by Segment

Individual Annuities, page 107

2.

On page 115 you disclose that the fair value of the living benefit embedded derivative liability was $8.3 billion less a cumulative adjustment for NPR of $5.5 billion for a net amount of $2.8 billion. On page 116 you disclose that you recognized a net benefit from changes in the embedded derivative liability and hedge positions of $3.0 billion in 2011 and $37 million in 2010. These amounts included favorable NPR adjustments of $4.8 billion and $412 million, respectively. You explain these NPR adjustments as due to changes in the base of embedded derivative liabilities and credit spreads. However, the magnitude of these adjustments does not seem reasonable in relation to the gross amount of the embedded derivative. Please demonstrate to us how changes in the base of embedded derivative liabilities and credit spreads could produce such significant changes in your NPR adjustment and why the cumulative amount reduces the gross amount by approximately 66% in 2011. Also, please provide us proposed disclosure to be included, in MD&A, in future periodic reports that shows the sensitivity of your operating results to reasonably likely future changes in your credit spreads as it pertains to these embedded derivatives.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

September 7, 2012

Response:

In the Notes to Consolidated Financial Statements included in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, on page 381 the Company disclosed the following in regards to its incorporation of NPR in the valuation of the embedded derivatives associated with its optional living benefit features:

“To reflect NPR, the Company incorporates an additional credit spread over LIBOR rates into the discount rate used in the valuations of the embedded derivatives associated with its optional living benefit features. The additional credit spread over LIBOR rates is determined taking into consideration publicly available information relating to the financial strength of the Company’s insurance subsidiaries, as indicated by the credit spreads associated with funding agreements issued by these subsidiaries. The Company adjusts these credit spreads to remove any illiquidity risk premium, which is subject to a floor based on a percentage of the credit spread. The additional credit spread over LIBOR rates incorporated into the discount rate as of December 31, 2011 generally ranged from 150 to 250 basis points for the portion of the interest rate curve most relevant to these liabilities.”

The absolute size of both periodic changes and the cumulative impact of NPR are driven primarily by the size of the embedded derivative liability before applying NPR, and the proportion of the NPR credit spread relative to the overall discount rate used in the valuation.

The long duration of expected benefit payments to customers impacts the size of the fair value of the embedded derivative liability. The fair value of this liability is calculated as the present value of future expected benefit payments to customers less the present value of future expected assessed rider fees collected from customers and attributed to the embedded derivative. The expected benefit payments are extremely long-dated. As of December 31, 2011, the absolute level of expected benefit payments peaks about 25 years into the projection, with sizeable benefit payments continuing 30 or more years into the future. The assessed rider fees are collected quarterly beginning from contract inception and, therefore, generally have a much shorter duration relative to the projected benefit payments.

As noted in the above referenced disclosure, the present value calculation uses a discount rate that is determined based on LIBOR plus a credit spread based on the Company’s NPR. During 2011, LIBOR rates declined significantly which, if all else had been equal, would have increased the fair value of this liability. In that scenario, the impact of NPR would also have increased solely due to the increase in the fair value of the liability. However, during 2011, our credit spreads widened, further increasing the adjustment to the liability attributable to NPR. At December 31, 2011, at the 30 year point of the yield curve, the valuation of the applicable embedded derivative liability utilized a LIBOR rate of 2.62% and an additional NPR credit spread of 2.58%.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

September 7, 2012

As a simple illustration, the present value of a $100 million expected claim to be paid 30 years from today is $46 million discounted based on a 30 year LIBOR rate of 2.62%. After the additional NPR credit spread of 2.58% is added, the discount rate is increased to 5.20%, and the present value declines to $22 million, a 52% reduction due to the addition of the NPR spread.

Based on the long duration of the expected benefit payments and the size of the NPR credit spreads used in valuing the embedded derivative liability, the Company believes the NPR adjustment, as well as its percentage of the embedded derivative liability, is reasonable.

The Company proposes the following changes to Item 7A “Quantitative and Qualitative Disclosures About Market Risk,” regarding the sensitivity of its operating results to reasonably likely future changes in the Company’s credit spreads as it pertains to these embedded derivatives, to be included in its 2012 Annual Report on Form 10-K:

As discussed in Note 20 to the Consolidated Financial Statements, the fair value of the embedded derivatives associated with our variable annuity optional living benefit features is impacted by NPR. The additional credit spread over LIBOR rates incorporated into the discount rate as of December 31, 2012 to reflect NPR in the valuation of these embedded derivatives ranged from xx to xx basis points. The following table provides a demonstration of the sensitivity of these embedded derivatives to our NPR credit spread by quantifying the adjustments that would be required assuming both a 50 basis point parallel increase and decrease in our NPR credit spreads. While the information below is for illustrative purposes only and does not reflect our expectations regarding our credit spreads, it is a near-term, reasonably possible change that illustrates the potential impact of such a change. This information considers only the direct effect of changes in our credit spread on operating results due to the change in these embedded derivatives and not changes in any other assumptions such as persistency, utilization and mortality, and also excludes the effect of these changes on DAC or other balances.

December 31, 2012
Increase/(Reduction) in Embedded Derivative
(in millions)
Increase in credit spread by 50 basis points	$ xx
Decrease in credit spread by 50 basis points	$ xx

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

September 7, 2012

Notes to Consolidated Financial Statements

10. Policyholders’ Liabilities, page 324

3.

Your premium deficiency reserve amounted to $2.4 billion at December 31, 2011, of which $1.4 billion “related to net unrealized gains on securities classified as available for sale” and $2.0 billion at December 31, 2010, of which $932 million “related to net unrealized gains on securities classified as available for sale,” as described on page 192. Please explain to us how unrealized gains relate to the premium deficiency reserve and how all of these amounts were recognized in your financial statements.

Response:

Premium deficiency reserves are established, if necessary, when the liability for future policy benefits plus the present value of expected future gross premiums are determined to be insufficient to provide for the present value of expected future policy benefits and expenses and to recover any unamortized policy acquisition costs. Additional premium deficiency reserves are established if the Company determines that existing reserves may be insufficient if certain investments in a net unrealized gain position were sold and the resulting proceeds were reinvested in lower yielding securities.

In the Notes to Consolidated Financial Statements included in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, on page 325 the Company disclosed the following in regards to premium deficiency reserves (emphasis added):

“Liabilities of $2,447 million and $2,001 million, as of December 31, 2011 and 2010, respectively, are included in “Future Policy Benefits” with respect to these deficiencies, of which $1,432 million and $926 million as of December 31, 2011 and 2010, respectively, relate to net unrealized gains on securities classified as available-for-sale.”

These premium deficiency reserves, including the portions related to net unrealized gains on securities classified as available-for-sale, primarily relate to single premium contracts classified as “Limited-Payment Contracts,” as that term is defined in ASC 944-20-20 (Financial Services—Insurance—Insurance Activities—Glossary).

The vast majority of the assets supporting the liabilities for which these premium deficiency reserves have been established are fixed maturity bonds classified as “Available-for-Sale Securities” per ASC 320 (Investments—Debt and Equity Securities). In establishing premium deficiency reserves, the Company considered the provisions of ASC 320-10-S99-2 (SEC Staff Announcement: Adjustments in Assets and Liabilities for Holding Gains and Losses as Related to the Implementation of Subtopic 320-10) in determining whether adjustments should be made

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

September 7, 2012

to the reserves related to the net unrealized gains associated with the available-for-sale fixed maturity bonds supporting these reserves. ASC 320-10-S99-2 addresses whether certain assets and liabilities, including certain life insurance policyholder liabilities, should be adjusted with a corresponding adjustment to shareholders’ equity at the same time unrealized holding gains and losses from securities classified as available-for-sale are recognized in shareholders’ equity. Specifically, ASC 320-10-S99-2 states that “registrants should adjust other assets and liabilities that would have been adjusted if the unrealized holding gains and losses from securities classified as available-for-sale actually had been realized,” and that the adjustments should be made “with corresponding credits or charges reported directly to other comprehensive income.”

In accordance with the above referenced guidance, the calculation of the premium deficiency reserves includes the impact of the realization, as of the balance sheet date, of the net unrealized gains on assets supporting the above mentioned reserves which results in an increase in premium deficiency reserves of $1,432 million and $926 million as of December 31, 2011 and 2010, respectively. This increase reflects the determination by the Company that the reserves for future policy benefits, excluding the realization of net unrealized gains, are deficient relative to reserves for future policy benefits assuming the realization of the net unrealized gains, which contemplate the immediate reinvestment of proceeds from securities with net unrealized gains at current, lower market yields.

In addition to the impacts to “Future policy benefits” noted in the Company’s aforementioned disclosure, the $1,432 million and $926 million as of December 31, 2011 and 2010, respectively, related to net unrealized gains on securities classified as available-for-sale, have also been recorded within “Accumulated other comprehensive income (loss)” on the Consolidated Statements of Financial Position. The $506 million increase in premium deficiency reserves related to net unrealized gains in 2011 (from $926 million at December 31, 2010 to $1,432 million at December 31, 2011), was recognized as a decrease to “Other comprehensive income (loss), net of tax” in the “Accumulated Other Comprehensive Income (loss)” column of the rollforward from the balance as of December 31, 2010 to the balance as of December 31, 2011 in the Consolidated Statements of Equity. The remaining decrease in premium deficiency reserves not related to net unrealized gains on securities classified as available-for-sale in 2011 was reported as a reduction in “Policyholders’ benefits” in the Consolidated Statements of Operations.

19. Income Taxes, page 369

4.	Please tell us the key factors that support your assertion that your foreign earnings will be permanently reinvested in Japan, certain operations in India, Germany and Taiwan.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

September 7, 2012

Response:

In the Notes to Consolidated Financial Statements included in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, on page 371 the Company disclosed the following in regards to foreign earnings (emphasis added):

“The Company does not provide U.S. income taxes on unremitted foreign earnings of its non-U.S. operations, other than its operations in Japan and certain operations in India, Germany, and Taiwan.”

In this disclosure, the Company has not made an assertion that foreign earnings will be permanently reinvested in Japan, and certain operations in India, Germany and Taiwan. The Company has provided for U.S. income taxes on earnings from operations in the aforementioned jurisdictions, which represent 87.4% or $2.9 billion of the Company’s foreign unrepatriated earnings. For the remaining $0.4 billion of foreign unrepatriated earnings, which primarily represent earnings in our Korean insurance operations, we have asserted that these earnings are permanently reinvested based on the fact that these accumulated earnings are being used to support new insurance sales and business growth.

In order to clarify its assertion about unremitted foreign earnings, assuming no change in facts requiring different disclosure, the Company proposes the following modification to its disclosure to be included in its 2012 Annual Report on Form 10-K:

The Company provides for U.S. income taxes on unremitted foreign earnings of its operations in Japan and certain operations in India, Germany, and Taiwan. Earnings from operations in other foreign jurisdictions are considered to be permanently reinvested.

5.	Provide us proposed disclosure to be included in MD&A for future periodic reports that explains why the effective rate for taxes on your foreign earnings decreased from 34.7% in 2010 to 23% in 2011.

Response:

As noted, the Company’s effective tax rate related to foreign operations decreased from 34.7% in 2010 to 23% in 2011. The decrease in the effective tax rate was mainly driven by the national corporate income tax rate reduction in Japan from 30% to 28.05% for tax years beginning on or after April 1, 2012 and to 25.5% for tax years beginning after April 1, 2015. The Company’s 2011 foreign income tax provision includes $435 million of an additional tax benefit from the re-measurement of deferred tax liabilities resulting from this tax rate change. However, as noted above, the Company assumes repatriation of earnings from its Japanese operations. Therefore, the domestic tax provision includes $435 million of an additional tax expense resulting from the decrease in the future foreign tax credit benefit and, as a result, the reduction in the Japan corporate tax rate had no impact on the Company’s overall effective tax rate.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

September 7, 2012

The Company wishes to advise that an event such as the corporate income tax rate reduction in Japan is not reflective of an expected trend and, as noted above, did not impact the Company’s overall effective tax rate. However, the Company proposes to modify its disclosures in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Income Taxes” in future annual reports on Form 10-K and “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Income Taxes” in future quarterly reports on Form 10-Q to include an explanation of changes in effective tax rates that are reflective of known trends or have a material financial impact on results. Using the decrease in the effective rate for taxes on foreign earnings from 34.7% in 2010 to 23% in 2011 as an example, the Company proposes the following additional disclosure.

Our effective tax rate related to foreign operations decreased from 34.7% in 2010 to 23% in 2011. The decrease in the effective tax rate was mainly driven by a corporate income tax rate reduction in Japan. Our 2011 foreign income tax provision includes $435 million of an additional tax benefit from the re-measurement of deferred tax liabilities resulting from this tax rate change. However, since we assume repatriation of earnings from our Japanese operations, the domestic tax provision includes $435 million of an additional tax expense resulting from the decrease in the future foreign tax credit benefit and, as a result, the reduction in the Japan corporate tax rate had no impact on our overall effective tax rate.

23. Commitments and Guarantees, Contingent Liabilities and Litigation and Regulatory Matters

Litigation and Regulatory Matters, page 418

6.

You state that your litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcome cannot be predicted. We do not believe that this disclosure meets the requirements of ASC 450-20-50-3 and 50-4. Please provide us proposed disclosure to be included in future periodic filings that complies with the requirements of the aforementioned ASC.

Response:

Assuming no change in facts requiring different disclosure, the Company will include disclosure to the following effect in future periodic filings, beginning with its Form 10-Q for the quarterly period ended September 30, 2012:

The Company establishes accruals for litigation and regulatory matters when it is probable that a loss has been incurred and the amount of that loss can be reasonably estimated. For litigation and regulatory matters where a loss may

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

September 7, 2012

be reasonably possible, but not probable, or is probable but not reasonably estimable, no accrual is established but the matter, if material, is disclosed, including matters discussed below. The Company estimates that as of [quarter end date] the aggregate range of reasonably possible losses in excess of accruals established for those litigation and regulatory matters for which such an estimate currently can be made is $0 to approximately $[]. This estimate is not an indication of expected loss, if any, or the Company’s maximum possible loss exposure on such matters. The Company reviews relevant information with respect to its litigation and regulatory matters on a quarterly and annual basis and updates its accruals, disclosures and estimates of reasonably possible loss based on such reviews.

Form 10-Q for the Period Ended March 31, 2012

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Estimates, page 124

7.

You state that in the first quarter of 2012, you revised the treatment of the results of the living benefits hedging program in your best estimate of total gross profits used to calculate the amortization of deferred policy acquisition costs and deferred sales inducements associated with certain of the variable annuity contracts of your Individual Annuities segment. Please provide us proposed disclosure to be included in future periodic filings that quantifies the impact of this change on your operating results.

Response:

The Company discloses the results of its living benefits hedging program in “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations for Financial Services Businesses by Segment—U.S. Retirement Solutions and Investment Management Division—Individual Annuities—Net impact of embedded derivatives related to our living benefit features and related hedge positions.” Within this disclosure, on page 137, the Company quantified the current period impact of including the difference between the change in the fair value of hedge positions and the change in the value of the hedge target liability, excluding unhedged portions, in its best estimate of total gross profits used for determining amortization rates in the first quarter of 2012, as follows:

“The net benefit of $935 million includes a $42 million benefit from the current period impact of including the $284 million net impact of hedging in our best estimate of gross profits used to set amortization rates.”

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

September 7, 2012

The Company proposes to update its Application of Critical Accounting Estimates disclosure beginning with its Form 10-Q for the quarterly period ended September 30, 2012 to include a cross-reference to the aforementioned disclosure in which the impact is quantified. The proposed disclosure is as follows, with new wording in underline:

In the first quarter of 2012, we revised the treatment of the results of the living benefits hedging program in our best estimate of total gross profits used to calculate the amortization of deferred policy acquisition costs (“DAC”) and deferred sales inducements (“DSI”) associated with certain of the variable annuity contracts of our Individual Annuities segment. In 2011, we included certain results of our living benefits hedging program in our best estimate of gross profits used to determine amortization rates only to the extent this net amount was determined by management to be other-than-temporary. Beginning with the first quarter of 2012, we are including certain results of our living benefits hedging program in our best estimate of total gross profits used for determining amortization rates each quarter without regard to the permanence of the changes. The current period impact of resetting the amortization rates for this item is discussed within “—Results of Operations for Financial Services Businesses by Segment—U.S. Retirement Solutions and Investment Management Division—Individual Annuities—Net impact of embedded derivatives related to our living benefit features and related hedge positions.” Aside from this change, our policy for amortizing DAC and DSI remains as described in our Annual Report on Form 10-K for the year ended December 31, 2011, under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Accounting Policies & Pronouncements—Application of Critical Accounting Estimates.”

* * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 973-802-6309 if you have any questions about this response letter.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

September 7, 2012

Very truly yours,

/s/ Peter B. Sayre

Peter B. Sayre

Senior Vice President and Principal Accounting Officer

Copies to:	Richard J. Carbone Susan L. Blount